Ballard Power Systems Inc.

News Release

Ballard Power Systems
9000 Glenlyon Parkway
Burnaby BC V5J 5J8
Canada

Tel: 604-454-0900
Fax: 604-412-4700
www.ballard.com

Ballard Announces Completion of Sale of E-Drive Operations to Siemens VDO

For Immediate Release – February 15, 2007

Vancouver, Canada – Ballard Power Systems today completed the previously announced sale of its electric drive operations – based in Dearborn, Michigan — to Siemens VDO Automotive Corporation. As previously stated, the electric drive operations are not core to Ballard’s fuel cell stack strategy.

Proceeds from the sale were approximately US$4.0 million. As a result of the transaction, Ballard will record a net loss (primarily a non-cash write-down of goodwill) of approximately US$108 million net. In addition, the transaction will reduce Ballard’s ongoing operating cash consumption by approximately US$10 million annually.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD; Nasdaq: BLDP) is recognized as a world leader in the design, development, manufacture and sale of zero-emission proton exchange membrane fuel cells. Ballard’s mission is to make fuel cells a commercial reality. To learn more about what Ballard is doing with Power to Change the World®, visit www.ballard.com.

This release contains forward-looking statements that are based on the beliefs and assumptions of Ballard’s management and reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. Such assumptions relate to our financial forecasts and expectations regarding our product development efforts, manufacturing capacity, and market demand. These statements involve risks and uncertainties that may cause our actual results to be materially different, including, without limitation, the rate of mass adoption of our products, product development delays, changing environmental regulations, our ability to attract and retain business partners and customers, our access to funding, increased competition, our ability to protect our intellectual property, changes in our customers’ requirements, and our ability to provide the capital required for product development, operations and marketing. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements. For a detailed discussion of the risk factors that could affect Ballard’s future performance, please refer to our most recent Annual Information Form.

For further information, or to arrange an interview with a Ballard spokesperson, please call Michelle Cormack or Rebecca Young at 604-454-0900. Ballard, the Ballard logo, and Power to Change the World are registered trademarks of Ballard Power Systems Inc.